SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer Pursuant to

Rule 13a - 16 or 15d United Securities Exchange Act of 1934

For the Month of January, 2004

CERAMIC INTERNATIONAL, INC.

( Translation of Registrant's Name Into English )

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

(Exact Name of the registrant as specified in its charter)

Calle 41 ( Avenida Carlos Pacheco ) No. 7200, del Sector 26, C.P. 31060, Chihuahua, Chihuahua, Mexico

Telephone: 011 52 29 11 11

(Address of Principal Executives Offices)

(Indicate by Check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20- F __X__ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes _____ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: )

ITEMS INCLUDED

On January 16, 2004 Internacional de Ceramica, S.A. de C.V. ("The Company") is sending translation of the summary of resolutions adopted in a General Ordinary Shareholders Meeting held on January 14, 2004. This information was sent to the Bolsa Mexicana de Valores on January 15, 2004. A copy of this information is attached to this report as Exhibit A.

On January 16, 2004 Internacional de Ceramica, S.A. de C.V. ("The Company") is sending translation of the summary of resolutions adopted in a General Extraordinary Shareholders Meeting held on January 14, 2004. This information was sent to the Bolsa Mexicana de Valores on January 15, 2004. A copy of this information is attached to this report as Exhibit B.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

JESUS A. OLIVAS

   JESUS A. OLIVAS

CHIEF FINANCIAL OFFICER

Date: January 16, 2004.

EXHIBIT A

Resolutions taken on a General Ordinary Shareholders Meeting

General Ordinary Shareholders Meeting

Quorum.- 83.99%

Summary of resolutions adopted on a General Ordinary Shareholders Meeting of the Series "B" shares of Internacional de Cerámica, S.A. de C.V., held on January 14th, 2004.

1.- It was approved to cancel the registration of a total 16,548,798 Series "B" shares, represented by 8,274,399 Common Units "UB", 5,411,140 Series "L" shares and 5,411,140 Series "D" shares, represented by 5,411,140 Limited Voting Units. All shares held at the Treasury of the Company at the date of the Meeting.

2.- It was approved to increase the variable portion of the Capital Stock of the Company by issuance of 39,000,000 Series "B" shares, represented by 19,500,000 Common Units, and the issuance of 13,300,000 Series "L" shares and 13,300,000 Series "D" shares, represented by 13,300,000 Limited Voting Units, all shares to be issued with the same rights, obligations and characteristics of the previously issued stock of the Company, attending to the following considerations:

a).- All shares will be offered to shareholders regarding their preemptive right established on the bylaws of the Company, depositing in the Treasury of the Company all shares not subscribed by shareholders according to their preemptive right.

b).- the Board of Directors of the Company is authorized to, at the most convenient date, make all announcements needed to all shareholders according to the requirements of the bylaws and regulations, including the terms and conditions of the offering to shareholders in exercise of their preemptive right.

c).-the Board of Directors of the Company is authorized to offer to any shareholder all shares not subscribed by shareholders in exercise of their preemptive right.

3.- It was approved the designation of Mr. Jesus Olivas to implement and enforce the resolutions adopted at the Meeting, including without limitation, the inscription of the issued shares at the "Registro Nacional de Valores e Intermediarios" of Mexico, and to notarize, if required, the resolutions taken in the Meeting.

4.- It was approved the draft of the Minute of the Meeting, being signed by the President, Secretary and Statutory Auditor of the Company, stating that all shareholders and representatives of shareholders that attended, did so from the beginning to the end of the Meeting.

EXHIBIT B

Resolutions taken on a General Extraordinary Shareholders Meeting

General Extraordinary Shareholders Meeting

Quorum.- 90.36%

Summary of resolutions adopted on a General Extraordinary Shareholders Meeting of the Series "B", "L" and "D" shares of Internacional de Cerámica, S.A. de C.V., held on January 14th, 2004.

1.- It was approved to modify the bylaws of the Company to bring them in conformity with rules issued by the "Comision Nacional Bancaria y de Valores" in Mexico, being modified the following articles: FIRST, SECOND, TWENTY-SECOND, THIRTY-FOURTH.

2.- It was approved to increase the authorized shares comprising the fixed portion of the Capital Stock of the Company to the amount of $8,000,000 Pesos, represented by 16,000,000 shares either of the Series "B", "L" or "D". It was also approved to modify the SIXTH Clause of the Articles of Incorporation of the Company. The fixed portion of the Capital Stock was increased from $7,000,000 Pesos previously authorized to $8,000,000 Pesos approved in the present meeting.

3.- It was ratified the approval by the Board of Directors of the Company of a plan to acquire by purchase or otherwise "Materiales Arquitectonicos y Decorativos, S.A. de C.V." ("MASA") and "Grupo Comercial Interceramic, S.A. de C.V." ("GISA"), current independent franchises of the Company, acquiring all but one share of "Holding the Franquicias Interceramic, S.A. de C.V." ("HOLDING"), which as only assets holds 649,998 shares of "GISA." and 1,151,874 shares of "MASA.", having no liabilities, and also acquiring all stock of "MASA" currently owned by Mr. Ramiro Alcorta and Mrs. Sandra Leal de Alcorta, comprising among with the shares held by "HOLDING" all stock of "MASA".

4.- It was approved the designation of Mr. Jesus Olivas as special Delegates to implement and enforce the resolutions adopted at the Meeting, including without limitation, to notarize, if required, the resolutions.

5.- It was approved the draft of the Minute of the Meeting, being signed by the President, Secretary and Statutory Auditor of the Company, stating that all shareholders and representatives of shareholders that attended, did so from the beginning to the end of the Meeting.